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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                  I-trax, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45069D 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Frank A. Martin, c/o I-trax, Inc. One Logan Square,
                         130 N. 18th Street, Suite 2615
                             Philadelphia, PA 19103
                                 (215) 557-7488
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45069D 10 4
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Frank A. Martin
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)       X
--------------------------------------------------------------------------------
3.   SEC Use Only...............................................................
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)  PF,.OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e) ........................................................
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

Number of           7. Sole Voting Power: 1,922,500
Shares             -------------------------------------------------------------
Beneficially        8. Shared Voting Power 2,149,203
Owned by           -------------------------------------------------------------
Each                9. Sole Dispositive Power 1,672,500
Reporting          -------------------------------------------------------------
Person With        10. Shared Dispositive Power  2,149,203
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person ..4,496,703
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):  X
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):..23.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)     IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

Common Stock, par value $0.001 per share

I-trax, Inc.
One Logan Square
130 N. 18th Street, Suite 2615
Philadelphia, PA 19103


Item 2.   Identity and Background


          (a)  Name: Frank A. Martin

          (b) Residence or business address: 489 East London Grove Road, West Grove, PA 19390

          (c) Present principal occupation or employment: Chairman and Chief Executive Officer, I-trax, Inc., One Logan Square, 130 N. 18th Street, Suite 2615, Philadelphia, PA 19103

          (d)  Convictions in criminal proceedings: No.

          (e)  Judgments, decrees or final orders relating to Securities laws:
               No.

          (f)  Citizenship: United States

Item 3.   Source and Amount of Funds or Other Consideration

Effective as of December 29, 2000, the reporting person acquired from I-Trax.com, Inc. (the "Subsidiary"), an aggregate of 250,000 shares of Common Stock of Subsidiary for an aggregate of $500,000 or $2.00 per share. The reporting person delivered the purchase price in the form of a Note and Pledge Agreement, effective as of December 29, 2000, between the Subsidiary and the reporting person. The reporting person is obligated to repay the principal amount of the Note and Pledge Agreement over a period of five years. The reporting person does not have the right to dispose of these shares until repayment of the associated debt.



Effective as of November 17, 2000, the reporting person acquired from the Subsidiary a Senior Bridge Promissory Note with a face amount of $250,000 and a Stock Purchase Warrant to acquire up to 250,000 shares of Subsidiary Common Stock, in each case pursuant to a Senior Bridge Promissory Note and Stock Purchase Warrant Subscription Agreement. The principal amount of the Senior Bridge Promissory Note is convertible in to Subsidiary Common Stock at an initial conversion ration of 2, subject however, to anti-dilution adjustment. The Stock Purchase Warrant is exercisable to acquire Subsidiary Common Stock at an initial exercise price of $2.00, subject however, to anti-dilution adjustment. The reporting person paid an aggregate of $250,000 of personal funds as consideration for the Senior Bridge Promissory Note and Stock Purchase Warrant.

Effective as of February 5, 2001, the Subsidiary and the Company completed a holding company reorganization pursuant to Section 251(g) of Delaware General Corporation Law, pursuant to which the Subsidiary became a wholly-owned subsidiary of the I-trax, Inc. (the "Company") and all of the issued and outstanding shares of Common Stock of the Subsidiary automatically converted into Common Stock of the Company.


The Company has succeeded to Subsidiary's rights and obligations under the Senior Bridge Promissory Note and Stock Purchase Warrant and the Note and Pledge Agreement.


Item 4.   Purpose of Transaction

See response to Item 3 above with respect to the holding company reorganization.


The securities acquired by the reporting person in the transactions described in
Item 3 above were for purpose of an investment.


Item 5.   Interest in Securities of the Issuer

Name of Person           Number of shares              Percentage of
                         beneficially owned            outstanding shares

Frank A. Martin              4,496,703                       23.1%

The number of shares owned beneficially by the reporting person excludes an aggregate of 68,800 shares of Company Common Stock held of record by the family of the reporting person as to which shares the reporting person disclaims beneficial ownership. The number of shares owned beneficially by the reporting person includes options to acquire 50,000 shares of Company Common Stock exercisable within 60 days of the date hereof and an aggregate of 2,149,203 shares of Company Common Stock held by Nantucket Healthcare Ventures I, LP. The reporting person is a limited partner of Nantucket Healthcare Ventures I, LP and a Managing Director of Nantucket Group LLC, the general partner of Nantucket Healthcare Ventures I, LP.


Sole Power to Vote:  1,922,500


Shared Voting Power: .2,149,203


Sole Power to Dispose: 1,672,500


The reporting person cannot dispose of the Company Common Stock acquired pursuant to the Note and Pledge Agreement until the associated debt is repaid.


Shared Power to Dispose: .2,149,203


The reporting person shares the right to vote and dispose of the 2,149,203 shares of Company Common Stock held of record by Nantucket Healthcare Ventures I, LP, with the other Managing Director of Nantucket Group LLC, the general partner of Nantucket Healthcare Ventures I, LP.


Each of Nantucket Healthcare Ventures I, LP and Nantucket Group LLC is a Delaware entity with a primary business address of 489 East London Grove Road, West Grove, PA 19390. Neither entity is or has been subject to any criminal of civil action required to be disclosed in response to Item 2 above.


Other Managing Directors of Nantucket Group LLC include:

David Bock, Chief Financial Officer, Pedestal, Inc., 1500 K Street NW, Suite 400, Washington, DC 20005; US Citizen; To the reporting person's knowledge, Mr. Bock is not and has not been subject to any criminal of civil action required to be disclosed in response to Item 2 above.


Lee Calhoon, President and CEO, Lee Calhoon & Co.,1621 Birchrun Rd., Birchrunville, PA 19421; US Citizen; To the reporting person's knowledge, Mr. Calhoon is not and has not been subject to any criminal of civil action required to be disclosed in response to Item 2 above.


John Eichert, 2707 N. River Road, New Hope, PA 18938; US Citizen; To the reporting person's knowledge, Mr. Eichert is not and has not been subject to any criminal of civil action required to be disclosed in response to Item 2 above.


See Item 3 above for discussion of the transactions affected by the reporting person and the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above with respect to the discussion of the Note and Pledge Agreement, the Senior Bridge Promissory Note and the Stock Purchase Warrant.


Item 7.   Material to Be Filed as Exhibits

Exhibit A: From of Note and Pledge Agreement between I-Trax.com, Inc. and Frank
A. Martin dated as of December 29, 2000.

Exhibit B: Senior Bridge Promissory Note and Stock Purchase Warrant Subscription Agreement between I-Trax.com, Inc. and Frank A. Martin dated as of November 17, 2000.

Exhibit C: Form of Senior Bridge Promissory Note issued to Frank A. Martin by I-Trax.com, Inc. and Frank A. Martin dated as of October 12, 2000.

Exhibit D: Form of Stock Purchase Warrant issued to Frank A. Martin by I-Trax.com, Inc. and Frank A. Martin dated as of October 12, 2000.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


--------------------------------------------------------------------------------
Date           February 16, 2001


--------------------------------------------------------------------------------
Signature      /s/ Frank A. Martin


--------------------------------------------------------------------------------
Name/Title     Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT A
                            NOTE AND PLEDGE AGREEMENT


     THIS NOTE AND PLEDGE AGREEMENT (this "Agreement") is dated as of December 29, 2000 and is between Frank A. Martin (the "Maker") and I-Trax.com, Inc., a Delaware corporation (the "Payee").



                              PRELIMINARY STATEMENT

     The Maker has entered into a Employment Agreement, dated of even date herewith, where by the Maker has accepted employment with the Payee on the terms set forth therein, and a Subscription Agreement, dated of even date herewith (the "Purchase Agreement"), whereby the Maker has purchased 250,000 shares of the Common Stock of the Payee (the "Shares"). Pursuant to the terms of the Purchase Agreement, the Maker is paying the purchase price for the Shares by the delivery of this Agreement, whereby the Maker promises, among other things, to pay the principal amount of $500,000 (the "Note") as full payment of the purchase price of the Shares and to pledge to the Payee all of the Shares to secure the payment of the purchase price of the Shares (the "Pledge"). Under the terms of the Pledge, the Payee shall continue to hold the Pledged Securities (as defined below) until the termination of this Agreement.

     The parties acknowledge that Payee plans is a party to a Merger Agreement by and among Payee, I-trax, Inc., a Delaware corporation and a direct subsidiary of Payee ("Holding Company"), and I-Trax.com Acquisition Co., a Delaware corporation and a direct subsidiary of the Holding Company ("Acquisition"), pursuant to which Acquisition with merge with and into to Payee and all issued and outstanding shares of Payee Common Stock will automatically convert into an equal number of shares of Holding Company Common Stock (the "Merger").

                                   WITNESSETH:

     NOW, THEREFORE, to induce the Payee to make a loan under this Agreement and in consideration of the mutual covenants contained herein, the parties hereto, each intending to be legally bound hereby, covenant and agree as follows:

1.   Promissory Note.

     1.1 Terms. FOR VALUE RECEIVED, and intending to be legally bound, the Maker hereby promises to pay, in lawful money of the United States of America, which shall be legal tender for payment of public and private debts, without demand, defalcation, set off or deduction, to the order of Payee, at the address of the Payee's executive offices, or at such other place as the holder hereof shall from time to time designate in writing, the principal amount of Five Hundred Thousand Dollars ($500,000) with interest on the unpaid principal balance from the date of this Note until paid at a rate equal to the Applicable Federal Rate as in effect from time to time under the Internal Revenue Code of 1986, as amended, and shall be due annually in arrears. The unpaid principal amount shall be due and payable in five (5) equal installments of principal and interest, on each of December 29, 2001, December 29, 2002, December 29, 2003, December 29, 2004 and December 29, 2005.

     1.2 Prepayment. The Maker may prepay at any time all or part of the outstanding principal balance hereof without penalty, provided that when making such prepayment the Maker pays all interest then accrued and all other sums then due hereunder.

     1.3 Default.

          (a) The Maker shall be in default hereunder upon the occurrence of any of the following events (each an "Event of Default"): (i) if the Maker fails to pay any installment of interest or principal or any other sum due hereunder on the applicable due date therefore and such failure continues for at least 30 days; (ii) if any written representation or warranty now or hereafter made by the Maker in connection with the debt evidenced by this Note is false or incorrect in any material respect and is not cured within 30 days of written notice thereof; (iii) if the Maker shall (A) apply for or consent to the appointment of a receiver, custodian, trustee or liquidator of himself or of all or a substantial part of his property, (B) be generally unable to pay his debts as such debts become due, (C) make a general assignment for the benefit of his creditors, (D) commence a voluntary case under the Federal Bankruptcy Code (as now or hereafter in effect), (E) file a petition seeking to take advantage of any other law providing for the relief of debtors, (F) fail to controvert in a timely or appropriate manner within 60 days, or acquiesce in writing to, any petition filed against the Maker in any involuntary case under such Bankruptcy Code, or
(G) take any action for the purpose of effecting any of the foregoing; (iv) if a proceeding or case shall be commenced against the Maker in any court of competent jurisdiction for the (A) winding up, or composition or readjustment of debts, of the Maker, (B) appointment of a trustee, receiver, custodian, liquidator or the like of the Maker or of all or any substantial part of his assets, or (C) similar relief in respect of the Maker under any law providing for the relief of debtors, and such proceeding or case shall continue undismissed, or unstayed and in effect, for a period of 60 days, or an order for relief against the Maker shall be entered in an involuntary case under such Bankruptcy Code, or (v) if there shall be a default under the Pledge.

          (b) Upon the occurrence of an Event of Default, which shall be continuing, the balance of principal of (but not any premium) and all accrued interest upon this Note shall become immediately due and payable (i) without any action or notice of any kind on the part of any holder of this Note in the case of the occurrence of an Event of Default described in Sections 1.3(a)(iii) or 1.3(a)(iv) above; or (ii) in the case of other Events of Default, only upon declaration of such default delivered to the Maker by the holder, provided, however, that the Payee's sole recourse for the payment of all principal and accrued interest upon the occurrence of an Event of Default shall be the Pledged Securities (as hereinafter defined).

          (c) The Maker shall pay on demand all costs of collection, including without limitation reasonable attorneys' fees, incurred by the holder hereof with respect to any default by the Maker hereunder. Such amounts, until paid by the Maker, shall be added to the principal hereof, bear interest at the Default Rate and be secured by the Pledge.

          (d)

2.   Pledge Agreement.

     2.1 Pledge of Stock. As collateral security for the punctual payment and performance of all existing and future indebtedness, obligations and other liabilities, absolute or contingent, direct or indirect, primary or secondary, of the Maker to the Payee of any nature whatsoever under this Agreement (all of such indebtedness, obligations and liabilities of the Maker being hereinafter sometimes referred to collectively as the "Obligations"), the Maker hereby deposits with and pledges and hypothecates to the Payee for its benefit and grants to the Payee for its benefit and agrees that the Payee shall have a first security interest in and pledge of, the number of shares of Shares (the "Pledged Securities") of the Payee set forth below:

     Class of Security        Certificate Number            Number of Shares



     2.2 Representations and Warranties of the Maker. The Maker represents and warrants to and agrees with Payee as follows:

          (a) The Pledged Securities have been duly and validly pledged hereunder in accordance with all applicable laws, and the Maker warrants and covenants to defend the Payee's right, security interest and special property in and to the Pledged Securities against the claims and demands of all persons whomsoever. Except for the security interest created hereby in favor of the Payee and certain contractual restrictions on the transfer thereof, the Maker is the exclusive legal and equitable owner of, and has good title to, all of the Pledged Securities identified in Section 2.1 as being owned by the Maker, free and clear of all claims, liens, security interests and other encumbrances, and the Maker has the unqualified legal right to pledge the same hereunder. The security interest created hereby or intended so to be represents a valid, perfected first lien on and security interest in all of the Pledged Securities, and such security interest is superior and prior in right to the rights of all third persons. The parties acknowledge that no filings or recordings (including without limitation filings under the Uniform Commercial Code) are necessary to be made under present law in order to perfect, protect and preserve the security interest of the Payee in the Pledged Securities created by this Agreement or intended so to be. Notwithstanding the foregoing, the Maker makes no representations or warranties hereunder regarding any claims, liens, security interests or encumbrances created by or in favor of the Payee.

          (b) The Maker and his representatives, successors and assigns, hereby irrevocably waive and release all preemptive, first-refusal and other similar rights of the Maker to purchase any or all of the Pledged Securities upon any sale thereof by the Payee hereunder,

          (c) All of the foregoing representations, warranties and agreements shall survive the execution and delivery of this Agreement and the making of the loan hereunder whether such right to purchase arises under the charter or any bylaw of the Payee, by agreement, by operation of law or otherwise.

     2.3 Representations and Warranties of the Payee. The Payee represents and warrants to the Maker that the Payee is issuing to the Maker good title to all of the Pledged Securities identified in Section 2.1, free and clear of all claims, liens, security interests and other encumbrances except for certain contractual restrictions on the transfer thereof, and that the Payee has the unqualified legal right to issue the same to the Maker.

     2.4 Reservation of Voting Rights. Upon the occurrence of an Event of Default that shall be continuing, the Payee shall, after a formal declaration of such default delivered to the Maker in accordance with the notice provisions of this Agreement (but not before), be entitled to exercise any and all voting power with respect to the Pledged Securities. At all other times, the Maker shall be entitled to exercise as he deems appropriate, but in a manner consistent with the provisions of this Agreement, all voting power with respect to the Pledged Securities.

     2.5 Additional Collateral Security. If any stock dividend shall be declared on any of the Pledged Securities, or any shares of stock or fractions thereof shall be issued pursuant to any stock split involving any of the Pledged Securities, or any distribution of capital shall be made on any of the Pledged Securities, or any property shall be distributed upon or with respect to the Pledged Securities pursuant to any recapitalization or reclassification of the capital of the Payee or pursuant to a reorganization thereof, the shares or other property so distributed shall be delivered to the Payee to be held by it in pledge as additional collateral security for the Obligations.

     2.6 Remedies in General. Upon the occurrence of an Event of Default that shall be continuing, the Payee shall have, without obligation to resort to other security or to seek recourse against any guarantor or other party secondarily liable, the right at any time and from time to time to sell, resell, assign and deliver, in the Payee's discretion, all or any of the Pledged Securities, in one or more parcels at the same or different times, and all right, title, interest, claim and demand therein and right of redemption thereof, at public or private sale, subject to the restrictions, if any, set forth in Section 2.7 hereof, for cash, upon credit or for immediate or future delivery , and at such price or prices and on such terms as the Payee may determine, the Maker hereby agreeing that upon any such sale any and all equity and right of redemption shall be automatically waived and released without any further action on the part of the Maker, and in connection therewith the Payee may grant options, all without any demand, advertisement or notice, all of which are hereby expressly waived. In the event of any such sale, the Payee shall, at least 15 days before the sale, give the Maker notice of its intention to sell, which notice the Maker acknowledges is reasonable. Upon each such sale, the Payee and the Maker may purchase all or any of the Pledged Securities being sold, free of any equity or right of redemption. The proceeds of each such sale shall be applied to the payment of all costs and expenses of every kind for sale or delivery, including reasonable compensation to the agents and attorneys of the Payee, and all other expenses, liabilities and advances made or incurred by the Payee in connection therewith, and after deducting such costs and expenses from the proceeds of sale, the Payee shall apply any residue to the payment of the Obligations in such order as the Payee may deem fit, the Maker remaining liable for any deficiency. The balance, if any, remaining after payment in full of the Obligations shall be paid over to the Maker.

     2.7 Certain Restrictions on Sale by Payee. If at any time when the Payee shall determine to exercise its rights to sell all or any part of the Pledged Securities pursuant to Section 2.6 hereof and if the Pledged Securities have not been registered, the Payee, in its sole discretion, is hereby expressly authorized to sell such Pledged Securities or such part thereof by private sale in such manner and under such circumstances as the Payee may deem necessary or advisable in order that such sale may legally be effected without such registration. Without limiting the generality of the foregoing, in any such event the Payee, in its sole discretion: (i) may proceed to make such private sale whether or not a registration statement for the purpose of registering the Pledged Securities or such part thereof shall have been filed under the Securities Act of 1933 , as amended (the "Securities Act"); (ii) may approach and negotiate with a restricted number of potential purchasers to effect such sale; and (iii) may restrict such sale to purchasers as to their number, nature of business, level of sophistication and investment intention (including, without limitation, to purchasers each of whom will represent and agree to the satisfaction of the Payee that such purchaser is purchasing for its own account, for investment, and not with a view to the distribution or sale of such Pledged Securities or part thereof), it being understood that the Payee may cause or require: (A) a legend or legends to be placed on the certificates to be delivered to such purchasers to the effect that the offering and sale of the Pledged Securities represented thereby have not been registered under the Securities Act and setting forth or referring to any required restrictions on the transferability of such Securities; (B) the issuance of stop transfer instructions to the Payee's transfer agent, if any, with respect to the Pledged Securities (or if the Maker transfers its own securities, a notation in the appropriate records of the Maker); and (C) the Maker to deliver to the purchasers a signed written agreement of the Maker that such purchasers will be entitled to the rights of the Payee under this Section
2.7. In addition, it is understood that any such purchasers may be required as a condition of any such sale to furnish a signed written agreement that the Pledged Securities will not be sold without registration or other compliance with the requirements of the Securities Act. In the event of any such sale, the Payee shall not incur any responsibility or liability for selling all or any part of the Pledged Securities at a price which the Payee, in its sole discretion, may deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might be realized if the sale were public and deferred until after registration as aforesaid.

     2.8 Right to Execute Endorsements. The Payee shall have the right, for and in the name, place and stead of the Maker and acting as its attorney-in-fact if necessary, to execute endorsements, assignments and other instruments of conveyance or transfer with respect to all or any of the Pledged Securities whenever any such execution is required or permitted hereunder.

     2.9 Release of Pledged Securities. Upon payment of each annual installment of principal and interest referred to in Section 1.1, the Payee shall release to the Maker one Share, provided that no Event of Default shall exist at that time. Upon payment of the full amount due under the Note, the Payee shall release the remainder of the Pledged Securities to the Maker.

3.   Remedies Termination Waiver and Miscellaneous.

     3.1 Remedies Cumulative; Indemnities. etc. The rights, powers and remedies provided herein in favor of the Payee shall not be deemed exclusive, but shall be cumulative, and shall be in addition to all other rights and remedies in favor of the Payee existing at law or in equity, including without limitation all of the rights, powers and remedies available to a secured creditor under the Uniform Commercial Code as in effect in Pennsylvania or any other appropriate jurisdiction, and may be exercised concurrently, independently or successively by the holder hereof in such holder's discretion. The Maker shall indemnify and save harmless the Payee from and against any and all liabilities, losses and damages that the Payee may incur in the exercise or performance of any of its or their rights, powers or remedies set forth herein, provided, however, that the Maker shall have no obligation to indemnify any such indemnitee against any liability, loss or damage resulting from such indemnitee's own gross negligence or bad faith.

     3.2 Waivers; Amendments. No delay on the part of the Payee in exercising any of its options, powers or rights, and no partial or single exercise thereof, shall constitute a waiver thereof or of any other option, power or right. The Payee shall not be deemed by any act or omission to have waived any such right or remedy or any default by the Maker hereunder or under the Pledge unless such waiver is in writing and signed by the holder, and then only to the extent specifically set forth in the writing. Any such waiver shall not be construed as a continuing waiver or as a bar to or waiver of any right or remedy with respect to any other default by the Maker. None of the terms and conditions of this Agreement may be amended, modified or waived orally but only in a writing signed by the Payee and the Maker.

     3.3 Termination of Agreement; Return of Collateral. Upon the full payment and performance of all of the Obligations, this Agreement shall expire and the Maker (except to the extent otherwise contemplated hereby) shall be entitled to the return of all of the Pledged Securities and other property and cash held in pledge hereunder that have not been used or applied to the payment of the Obligations.

     3.4 Further Assurances; Immunities, etc. With respect to the Pledged Securities and any security interest of the Payee, the Maker shall take all such acts and file, record, make, execute and deliver all such deeds, things, notices and instruments as may be necessary or desirable in the opinion of the Payee in order to vest more fully in and assure to the Payee the security interest in the Pledged Securities created hereby or intended so to be and the enforcement and realization of all of the benefits of the rights, remedies and powers of the Payee hereunder relating to the Pledged Securities. Without limiting the generality of the foregoing, if at any time hereafter, whether or not due to any change in circumstances (including without limitation any change in applicable law or any decision hereafter made by a court construing any applicable law), it is, in the opinion of counsel for the Payee, necessary or desirable to file or record this Agreement or any financing statement or other instrument relating hereto, the Maker shall pay all fees, costs and expenses of such recording or filing and execute and deliver any instruments that the Payee may deem necessary or appropriate to make such filing or recording effective. The Maker hereby irrevocably appoints the Payee the attorney-in-fact of the Maker to perform, in the name of the Maker or the Payee or otherwise, any and all acts that the Payee may deem necessary or appropriate to effect and continue the security interests created hereby or intended so to be or otherwise to preserve and protect the Pledged Securities and the security interest of the Payee therein, but nothing herein contained or otherwise shall require the Payee to take any such action. The duty of the Payee in respect of the Pledged Securities shall be strictly confined to one of reasonable care in the custody of the certificates therefore so long as they are in the custody of the Payee. Without limiting the generality of the preceding sentence, the Payee shall not be under any duty to anyone to send any notices, perform any services, vote, exercise any options or elections with respect to, pay any taxes or charges associated with, or otherwise take any action of any kind with respect to, any of the Pledged Securities.

     3.5 Transfers of Interest. Upon any assignment or other transfer by the Payee of any of the Obligations (including but not limited to an assignment to the Holding Company pursuant to the Merger), the Payee may transfer its interest in the Pledged Securities, or any part thereof, to the assignee or transferee, who shall thereupon become vested with all the rights, remedies, powers, security interests and liens herein granted to the Payee in respect of the Pledged Securities or the transferred part thereof, subject, however, to the restrictions contained herein.

     3.6 Expenses. The Pledged Securities secure, and the Maker shall pay on demand, all reasonable expenses (including but not limited to reasonable attorneys' fees and costs for legal services, costs of insurance and payments of taxes or other charges) of, or incidental to, the custody, care, sale or realization on any of the Pledged Securities or in any way relating to the enforcement or protection of the rights of the Payee hereunder.

     3.7 Notices. All notices, requests, demands, directions, declarations and other communications provided for herein shall be in writing and shall be deemed effectively given (a) upon personal delivery to the party to be notified, (b) three days after notice shall be deposited with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified (i) if to the Maker, 489 East London Grove Road, West Grove, PA 19390, and (ii) if to Payee, at One Logan Square, 130 N. 18th Street, Suite 2615, Philadelphia, Pennsylvania 19013, or (c) upon confirmation that notice shall have been received by fax at the fax number specified for such party with its address. Any party may change its address or fax number for notice purposes by giving advance notice hereunder to the other party in accordance with this
Section 3.7, provided, however, that the Maker cannot change his address without the prior written consent of the Payee.

     3.8 Governing Law; Consent to Jurisdiction, etc. This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania. The Maker and the Payee hereby consent to the jurisdiction of the courts of the Commonwealth of Pennsylvania in any action or proceeding that may be brought against the Maker or the Payee under or in connection with this Agreement or any of the transactions contemplated hereby or to enforce any undertaking contained herein, and if any such action or proceeding shall be brought against such party, it shall not raise any objection to such jurisdiction or to the laying of the venue thereof in Philadelphia County.

     3.9 Certain Waivers; Integration. etc.

          (a) The Maker waives presentment for payment, demand, notice of nonpayment, notice of protest, protest and notice of dishonor of this Note, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Agreement.

          (b) The Maker hereby waives any and all present and future laws and rules of court exempting any of the Pledged Securities or any other property, real or personal, or any of the proceeds arising from any sale of such property, from attachment, levy, sale or execution, or providing for any stay of execution, appraisement, exemption from civil process or extension of time for payment.

          (c) This instrument states the entire agreement of the parties concerning the subject matter hereof, and it is acknowledged that there are no customs, usages, representations, or assurances referring to the subject matter, and no inducements leading to the execution or delivery hereof, other than those expressed herein.

     3.10 Miscellaneous. This Agreement shall bind and inure to the benefit of the Maker and the Payee and their respective heirs, executors, administrators, personal representatives, successors and assigns, except that the Maker shall not have the right to assign any of the Maker's rights hereunder or interests herein without the written consent of the Payee. No persons other than the Maker and the Payee and the respective assignees of the Payee (including any creditors of Payee to which the Payee may assign its rights hereunder) are intended to be benefited hereby or shall have any rights hereunder, as third-party beneficiaries or otherwise. Notwithstanding the foregoing, the parties hereby acknowledge that upon consummation of the Merger, the Successor Corporation shall be deemed to be the Payee and shall have all rights and obligations of the Payee pursuant to this Agreement. Upon consummation of the Merger, the number of shares of Common Stock referred to in the Preliminary Statement and in Section 2.1 herein shall be equal to a similar number of shares of Holding Company in accordance with the terms of the Merger. The Maker acknowledges that this Agreement and the obligations of the Maker hereunder and the security interest created or intended to be created hereby have constituted, and were intended by the Maker to constitute, a material inducement to the Payee to enter into this Agreement and make the loan contemplated hereby, knowing that the Payee will rely upon this Agreement. The Maker intends this to be a sealed instrument and to be legally bound hereby. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all such counterparts shall together constitute but one and the same instrument. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without affecting the validity or enforceability of the remainder of this Agreement or the validity or enforceability of such provision in any other jurisdiction. Words of any gender herein shall include any other genders, and the singular shall include the plural and vice versa, whenever the same is necessary to produce a fair and meaningful construction. The term "Payee" shall apply equally to the initial Payee specified above and to any holder to which this Note may be assigned.

     IN WITNESS WHEREOF, the Maker has executed this Agreement, or has caused the same to be executed in its name, under seal and intending to be legally bound as of the day and year first written above.


                                                    FRANK A. MARTIN

                                                    /s/ Frank A. Martin
                                                    ---------------------


                                                    I-TRAX.COM, INC.

                                                    By: /s/ Gary Reiss
                                                       ---------------
                                                    Name:
                                                    Title:

                                                                       EXHIBIT B


                                I-TRAX.COM, INC.

                          SENIOR BRIDGE PROMISSORY NOTE
                           AND STOCK PURCHASE WARRANT
                             SUBSCRIPTION AGREEMENT


THE SECURITIES ACQUIRED PURSUANT TO THIS SENIOR BRIDGE PROMISSORY NOTE AND STOCK PURCHASE WARRANT SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT") IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS, INCLUDING RULE 506 UNDER REGULATION D, NOR HAVE THE SECURITIES BEEN REGISTERED WITH ANY STATE SECURITIES COMMISSION. IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THE SECURITIES UNLESS THE UNDERSIGNED INTENDS TO ACQUIRE THE SECURITIES FOR PURPOSES OF INVESTMENT RATHER THAN RESALE. THE REPRESENTATIONS MADE HEREIN WILL BE RELIED UPON BY I-TRAX.COM, INC. IN COMPLYING WITH ITS OBLIGATIONS UNDER APPLICABLE SECURITIES LAWS.

          1. Frank A. Martin, residing at 489 East London Grove Road, West Grove, Pennsylvania 19390 ("Subscriber"), hereby tenders this Senior Bridge Promissory Note and Stock Purchase Warrant Subscription Agreement (the "Subscription Agreement"), to I-Trax.com, Inc., a Delaware corporation (the "Company"), in exchange for a Senior Bridge Promissory Note (the "Promissory Note") in the aggregate principal amount of Two Hundred Fifty Thousand Dollars ($250,000) and an accompanying warrant (the "Warrant" and together with the Promissory Note, the "Securities") to purchase Two Hundred Fifty Thousand (250,000) shares of Common Stock, par value $0.001 per share, of the Company. The Bridge Note and Warrant are attached hereto as Exhibit A and Exhibit B, respectively. The Subscriber acknowledges that this Subscription Agreement shall not become effective until it has been properly executed by the Subscriber and accepted by the Company.

          2. The Subscriber acknowledges that the subscription by the Subscriber to acquire the Securities is pursuant to an offering by the Company of an aggregate of up to $4,000,000 in principal amount of promissory notes and warrants in the form of the Promissory Note and the Warrant.

          3. The Subscriber acknowledges that he has had the opportunity to meet with the management of the Company to ask questions and, prior to his execution of this Subscription Agreement, he was given full access to all information which the Company possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of information furnished to the Subscriber, and all such questions, if asked, have been answered satisfactorily and such documents, if examined, have been found to be fully satisfactory. The Subscriber has had an opportunity to review the Company's public filings with the Securities and Exchange Commission, including without limitation, a Registration Statement on Form S-4 filed with Securities and Exchange Commission by the Company's wholly-owned subsidiary, I-trax, Inc., on October 27, 2000 (Registration No. 333-48862) (the "Registration Statement") and the risk factors described therein affecting the Company, available through the Securities and Exchange Commission web site located at www.sec.gov and otherwise made available by the Company to the Subscriber. The Subscriber further acknowledges that, in making his investment decision, he is relying upon his own investment judgment.

          4. The Subscriber acknowledges that there are various substantial risks attendant to the Company's business. The Subscriber has considered the risks associated with such an investment, including the risk factors specifically outlined in the Registration Statement. No representations or warranties have been made concerning the business or the potential profit of an investment in the Company.

          5. The Subscriber acknowledges that an investment in the Securities is speculative and involves a risk of loss of the entire investment and that it is unlikely that any income will be received from such investment. The Subscriber further acknowledges that, due to the fact that the Securities will not be registered under the 1933 Act, or any state securities laws, transfers of the Securities will be significantly limited. Therefore, the Subscriber should not expect to be able to transfer his Securities. The Subscriber acknowledges that he must bear the economic risk of the investment for an indefinite period of time and can afford a complete loss of the investment, and the Subscriber acknowledges that the Securities cannot be transferred without registration or available exemption from registration under applicable securities laws. In this connection, the Subscriber represents that he is familiar with Rule 144 promulgated by the Securities and Exchange Commission, as presently in effect, and understands the resale limitations imposed thereby. Furthermore, the Subscriber understands that the Securities will bear an appropriate legend restricting the sale, hypothecation or other transfer of said Securities, and the transfer records of the Company will contain appropriate notations of such transfer restrictions.

          6. The Subscriber represents and warrants that his execution, delivery and performance of this Subscription Agreement does not conflict with any other agreement or arrangement to which the Subscriber is a party or by which the Subscriber is bound.

          7. The Subscriber, if a natural person, further represents and warrants to the Company that he is twenty-one (21) years of age or older and that his primary residence is the same as stated above. The Subscriber was contacted in the state where he resides regarding the potential investment in the Securities, and the Securities will be delivered in such state.

          8. The Subscriber warrants and represents that he is an "accredited investor" as defined in Regulation D promulgated under the 1933 Act and that he fully understands the definition of such term.

          9. The Subscriber warrants and represents that he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Company, and that the Subscriber is able to bear the economic risks of the investment for an indefinite period of time and at the present time could afford a complete loss of such investment.

          10. The Subscriber further represents, warrants and agrees to indemnify the Company and hold the Company harmless from and against any and all liabilities, damages, costs or expenses incurred on account of or arising out of: (i) any inaccuracies in his declarations, representations and warranties herein or in the Purchaser Questionnaire; (ii) the disposition of any Securities which he will receive, contrary to his foregoing declarations, representations and warranties or in violation of the 1933 Act or any other applicable law; and
(iii) any action, suit or proceeding based upon the claim that said declarations, representations and warranties were inaccurate or misleading, or were otherwise cause for obtaining damages or redress from the Company or the disposition of any of the Securities or any part thereof.

          11. The Subscriber acknowledges and agrees that except as otherwise provided herein, he is not entitled to cancel, terminate or revoke this Subscription Agreement or any agreements of the undersigned hereunder.

          12. This Subscription Agreement shall be binding upon the Subscriber, and his personal representatives, successors and assigns, shall survive the purchase of the Securities, and shall be governed in accordance with the laws of the State of Delaware without regard to the conflict of laws principles thereof.

TO RESIDENTS OF ALL STATES:
--------------------------

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

                            [Signature Page Follows.]

DATED this 17th day of November, 2000.





                                      -----------------------------------
                                      Name:


                                      -----------------------------------
                                      (Social Security or Taxpayer I.D. No.)



ACCEPTED this 17th day of November, 2000.


I-TRAX.COM, INC.



By:
     -----------------------------------
        Name:
        Title:

                                                                       EXHIBIT C

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED
      UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT
         BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE
         REGISTRATION STATEMENT FOR THE SECURITIES UNDER SUCH ACT, OR AN
                              OPINION OF COUNSEL IN
       FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO COUNSEL TO THE
          BORROWER THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR
                UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.

                              --------------------

                                I-TRAX.COM, INC.
                                ONE LOGAN SQUARE
                         130 N. 18TH STREET, SUITE 2615
                             PHILADELPHIA, PA 19103
                            PHONE NO.: (215) 557-7488
                             FAX NO.: (215) 557-7820

                          SENIOR BRIDGE PROMISSORY NOTE


Number: A-4                                           Principal Amount: $250,000
Issue Date: October 12, 2000

          FOR VALUE RECEIVED, I-TRAX.COM, INC., a Delaware corporation (the "Borrower"), hereby promises to pay to the order of FRANK A. MARTIN, or registered assigns (the "Holder"), the sum of Two Hundred Fifty Thousand Dollars ($250,000) on October 12, 2001 (the "Maturity Date"), and to pay interest on the unpaid principal balance hereof at the rate of eight percent (8%) per annum from October 12, 2000 (the "Issue Date") until the same becomes due and payable, whether at maturity or upon acceleration or otherwise. Any amount of principal or interest on this Promissory Note which is not paid when due shall, from and after expiration of the grace period (as provided for in Section 5 below) which follows the receipt of a Default Notice (as defined in Section 5 below), bear interest at the rate of twelve percent (12%) per annum until the same is paid ("Default Interest").

          This Senior Bridge Promissory Note is being issued by Borrower to the Holder pursuant to a Senior Bridge Note and Stock Purchase Warrant Subscription Agreement dated as of November 17, 2000 (the "Subscription Agreement").

          The following terms shall apply to this Promissory Note:

          Section 1. Defined Terms. As used in this Promissory Note, the following terms have the meaning set forth below:

               "Business Day" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in Philadelphia, Pennsylvania are authorized or required by law or executive order to remain closed.

               "Common Stock" shall mean the Common Stock, par value $0.001 per share, of the Borrower.

               "Conversion Stock" shall mean shares of the Borrower's authorized but unissued Common Stock issuable upon the conversion of any portion of outstanding principal of, and accrued and unpaid interest under, this Promissory Note.

               "Conversion Price" shall (a) initially equal to $2.00 and (b) in the event of a Qualified Sale, shall be adjusted to equal the lesser of (i) $2.00 and (ii) the per share price of the Common Stock sold by the Borrower in the Qualified Sale, as, in each such case, the Conversion Price may be further adjusted from time to time in accordance with Section 3.4 below.

               "Person" shall mean any individual, corporation, limited liability company, partnership, association, trust or other entity or organization.

               "Qualified Sale" shall mean the sale by the Company of Common Stock, or securities convertible or exchangeable for Common Stock, to an institutional investor(s) resulting in gross proceeds to the Company in such sale of not less than $3,000,000, expected by the Borrower and Holder to occur within six months of the Issue Date.

               "Repayment Sale" shall mean the sale by the Company of Common Stock, or securities convertible or exchangeable for Common Stock, to an institutional investor(s) resulting in gross proceeds to the Company in such sale of not less than $5,000,000.

               "Securities Act" shall mean the Securities Act of 1933, as amended.

               "Warrant" shall mean the Stock Purchase Warrant dated as of the Issue Date purchased by the Holder pursuant to the terms of the Subscription Agreement, pursuant to which the Holder has the right and option to purchase Common Stock on the terms and subject to the conditions therein set forth, together with any future amendments and modifications thereto.

          Section 2. Payments.

               2.1 Interest. Interest shall commence accruing on the Issue Date, shall be computed on the basis of a 365-day year and the actual number of days elapsed and shall be payable on the Maturity Date and as otherwise required in accordance with the terms hereof. All cash payments due hereunder shall be made in lawful money of the United States of America. All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Promissory Note. Whenever any amount expressed to be due by the terms of this Promissory Note is due on any day which is not a Business Day, the same shall instead be due on the next succeeding day which is a Business Day.

               2.2 Prepayment. The Borrower may prepay in cash the outstanding principal of, or any accrued and unpaid interest under, this Promissory Note, in whole or in part, at any time.

               2.3 Repayment. Within 10 Business Days of the Repayment Sale, the Company shall deliver to the Holder notice thereof. The Holder may, within 20 Business Days of receipt of such notice, elect to require the Company to repay the outstanding principal and accrued but unpaid interest under this Promissory Note. If the Holder shall make such election, the date on which the Holder's notice is received by the Company shall be deemed the Maturity Date hereunder.

          Section 3. Conversion.

               3.1 Conversion. Subject to the terms of this Promissory Note, the Holder may, at any time, on or prior to the payment in full of the outstanding principal and accrued but unpaid interest under this Promissory Note, convert all or any part of such principal or such accrued interest into shares of Common Stock at the then applicable Conversion Price.

               3.2 Reservation of Shares. The Borrower will at all times reserve and keep available for issuance upon the conversion of this Promissory Note such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the conversion of all of the then outstanding principal of, and accrued but unpaid interest under, this Promissory Note, and upon such issuance such shares of Common Stock will be validly issued, fully paid and nonassessable.

               3.3 Method of Conversion.

                    (a) Subject to the provisions of this Promissory Note, if the Holder shall elect to convert, in whole or in part, the outstanding principal of, and accrued but unpaid interest under, this Promissory Note pursuant to Section 3.1 above, then the Holder shall: (i) submit to the Borrower a duly executed notice of conversion in the form attached hereto as Exhibit I (the "Notice of Conversion"), which notice shall specify the portion of the outstanding principal of, and accrued but unpaid interest under, this Promissory Note that is subject to conversion, the then applicable Conversion Price and the number of shares of Conversion Stock issuable upon such conversion; and (ii) surrender this Promissory Note at the principal office of the Borrower. The date on which the Borrower has received the documents specified above shall be the "Conversion Date".

                    (b) Certificates for shares of Conversion Stock issuable upon the conversion of this Promissory Note will be delivered by the Borrower to the Holder within ten (10) days after the Conversion Date. In the event the Holder shall not elect to convert all of the outstanding principal under this Promissory Note, the Borrower will prepare a new Promissory Note, substantially identical hereto. The Borrower will, within such ten-day period, deliver such new Promissory Note to the Person designated for delivery in the Notice of Conversion.

                    (c) The Conversion Stock issuable upon the conversion of this Promissory Note will be deemed to have been issued to the Holder on the Conversion Date, and the Holder will be deemed for all purposes to have become the record holder of such Conversion Stock on the Conversion Date.

                    (d) The issuance of certificates for shares of Conversion Stock upon the conversion of this Promissory Note will be made without charge to the Borrower for any issuance tax in respect thereof or any other cost incurred by the Borrower in connection with such exercise and the related issuance of shares of Conversion Stock.


                    (e) If any conversion of the outstanding principal of, and accrued but unpaid interest under, this Promissory Note would result in a fractional share of Common Stock, the Borrower will, within ten (10) days after the Conversion Date, deliver to the Holder a check payable to the Holder in lieu of such fractional share, in an amount equal to the Market Price (as such term is defined in the Warrant) of such fractional share as of the close of business on the Conversion Date.

               3.4 Adjustment of Conversion Price.

                    (a) The Conversion Price shall not be subject to any adjustment other than the adjustment provided for in the definition of "Conversion Price" in Section 1 above and Section 3.4(b) below.

                    (b) In case the Borrower shall at any time after the date hereof (i) issue any shares of Common Stock or of any rights or options to subscribe for or to purchase Common Stock or any stock or other securities convertible into or exchangeable for Common Stock ("Convertible Securities"), or any rights to purchase Common Stock or Convertible Securities, as a dividend upon outstanding shares of Common Stock, or (ii) issue any shares of Common Stock in subdivision of outstanding shares of Common Stock by reclassification or otherwise, or (iii) combine outstanding shares of Common Stock, by reclassification or otherwise, the Conversion Price which would apply if conversion rights hereunder were being exercised immediately prior to such action by the Borrower shall be adjusted by multiplying it by a fraction, the numerator of which shall be the number of shares of Common Stock issued or then issuable upon conversion or exchange of the then outstanding Convertible Securities immediately prior to such dividend, subdivision or combination and the denominator of which shall be the number of shares of Common Stock issued or then issuable upon conversion or exchange of the then outstanding Convertible Securities immediately after such dividend, subdivision or combination.

                    (c) No adjustment of the Conversion Price shall be made if the amount of such adjustment shall be less than one cent per share, but in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to not less than one cent per share.

                    (d) If any event occurs of the type contemplated by the provisions of this Section 3.4 but not expressly provided for by such provisions, the Board of Directors of the Borrower will make an appropriate adjustment in the Conversion Price so as to protect the rights of the Holder.

               3.5 Notice of Adjustments. Immediately upon any adjustment of the Conversion Price, the Borrower will send written notice thereof to the Holder, stating the adjusted Conversion Price and the increased or decreased number of shares issuable upon conversion of this Promissory Note and setting forth in reasonable detail the method of calculation for such adjustment. When appropriate, such notice may be given in advance and included as part of any notice required to be given to the Holder pursuant to terms hereof.

               3.6 No Voting Rights. This Promissory Note will not entitle the Holder to any voting rights or other rights as a stockholder of the Borrower.

          Section 4. Borrowings. So long as the Borrower shall have any obligation under this Promissory Note, the Borrower shall not, without the written consent of the Holder, create, incur, assume or suffer to exist any liability for borrowed money except (a) other bridge financing contemplated by the Subscription Agreement and (b) working capital loans and equipment financings from banks, financial institutions that are in the business of making senior loans to businesses and equipment lessors which are required in the ordinary course of the Borrower's business consistent with the Borrower's past practice (each, a "Permitted Financing"). The Holder hereby acknowledges and agrees that in the event the Borrower shall secure a Permitted Financing, and the lender making such Permitted Financing shall so request, any obligation under this Promissory Note to make a cash payment, whether on account of principal or interest, shall be subordinated and junior in right to such Permitted Financing.

          Section 5. Events Of Default. If any of the following events of default (each, an "Event of Default") shall occur:

               5.1 Failure to Pay Principal or Interest. The Borrower fails to pay the principal hereof or interest thereon when due on this Promissory Note, whether at maturity, upon acceleration or otherwise;

               5.2 Conversion. The Borrower (a) fails to issue Common Stock to the Holder upon conversion the outstanding principal of, and accrued but unpaid interest under, this Promissory Note in accordance with the terms hereof; provided, however, that if the Borrower fails to issue shares of Conversion Stock because of circumstances governed by Section 3.2 hereof, the Borrower shall have a grace period of twenty (20) Business Days to cure such failure before such failure is deemed an Event of Default, or (b) fails to transfer or cause its Transfer Agent to transfer (electronically or in certificated form) any certificate for Conversion Stock issued to the Holder upon conversion of this Promissory Note as and when required by this Promissory Note;

               5.3 Breach of Covenants. The Borrower breaches Section 4 above or any material covenants or agreement of the Warrant and such breach continues for a period of ten (10) Business Days after written notice thereof to the Borrower from the Holder;

               5.4 Receiver or Trustee. The Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed;

               5.5 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any "significant subsidiary" (as defined in Rule 1-02(w) of Regulation S-X promulgated under the Securities Act) of the Borrower; or

               5.6 Default Under Other Promissory Notes. An Event of Default has occurred and is continuing under any of the other Promissory Notes issued as contemplated under the Subscription Agreement;

then, upon the occurrence and during the continuation of any Event of Default specified in this Section 5, at the election of the Holder exercisable through the delivery of written notice to the Borrower by such Holder (the "Default Notice"), and following a cure period of five (5) Business Days after the receipt by the Borrower of the Default Notice, the Promissory Note shall become immediately due and payable and the outstanding principal and accrued but unpaid interest due under this Promissory Note shall accrue Default Interest.

          Section 6. Miscellaneous.

               6.1 Registration Rights. If (but without any obligation to do so) the Borrower proposes to register any of its securities for its own account (other than pursuant to Form S-8 or any other registration relating to employee benefit plans, a registration relating solely to a transaction subject to Rule 145 under the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement converting the sale of Conversion Stock, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered), in connection with the registration of such securities, the Borrower shall, at each such time, promptly give the Holder written notice of such registration. Upon the written request of any Holder given within twenty (20) days after mailing of such notice by the Borrower, subject to the reasonable discretion of the Borrower's underwriters, the Borrower shall, use all reasonable efforts to cause to be included in such registration all of the Conversion Stock that the Holder has requested to be registered.

               6.2 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

               6.3 Notices. Any notice herein required or permitted to be given shall be in writing and may be personally served or delivered by courier or sent by United States mail and shall be deemed to have been given upon receipt if personally served (which shall include telephone line facsimile transmission) or sent by courier or three (3) days after being deposited in the United States mail, certified, with postage pre-paid and properly addressed, if sent by mail. For the purposes hereof, the address of the Holder shall be as shown on the records of the Borrower, and the address of the Borrower shall be One Logan Square, 130 N. 18th Street, Suite 2615, Philadelphia, Pennsylvania 19103. Both the Holder and the Borrower may change the address for service by service of written notice to the other as herein provided.

               6.4 Amendments. Except as otherwise expressly provided herein, this Promissory Note and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder. The term "Promissory Note" and all reference thereto, as used throughout this instrument, shall mean this Promissory Note as originally executed, or if later amended or supplemented, then as so amended or supplemented.

               6.5 Assignability. This Promissory Note shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns.

               6.6 Cost of Collection. If default is made in the payment of this Promissory Note, the Borrower shall pay the Holder hereof costs of collection, including reasonable attorneys' fees.

               6.7 Governing Law. This Promissory Note shall be governed by the internal laws of the State of Delaware, without regard to the principles of conflict of laws.

               6.8 Denominations. At the request of the Holder, upon surrender of this Promissory Note, the Borrower shall promptly issue new Promissory Notes in the aggregate outstanding principal amount hereof, in the form hereof, in such denominations as the Holder shall request.

               6.9 Notice of Corporate Events. Except as otherwise provided in this Promissory Note, the Holder of this Promissory Note shall have no rights as a Holder of Common Stock unless and only to the extent that it converts this Promissory Note into Common Stock. The Borrower shall provide the Holder with prior notification of any meeting of the Borrower's stockholders (and copies of proxy materials and other information sent to stockholders). In the event of any taking by the Borrower of a record of its stockholders for the purpose of determining stockholders who are entitled to receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire (including by way of merger, consolidation, reclassification or recapitalization) any share of any class or any other securities or property, or to receive any other right, or for the purpose of determining stockholders who are entitled to vote in connection with any proposed sale, lease or conveyance of all or substantially all of the assets of the Borrower or any proposed liquidation, dissolution or winding up of the Borrower, the Borrower shall mail a notice to the Holder, at least ten (10) days prior to the record date specified therein (or twenty (20) days prior to the consummation of the transaction or event, whichever is earlier), of the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other event, and a brief statement regarding the amount and character of such dividend, distribution, right or other event to the extent known at such time.

               6.10 Remedies. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Promissory Note will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Promissory Note, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, to an injunction or injunctions restraining, preventing or curing any breach of this Promissory Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.


          IN WITNESS WHEREOF, Borrower has caused this Promissory Note to be signed in its name by its duly authorized officer this _____ day of _______, 2000.


                                     I-TRAX.COM, INC.



                                     By:
                                        ----------------------------------------
                                        Frank A. Martin, Chief Executive Officer

EXHIBIT I



                              NOTICE OF CONVERSION



To:   _____________                                    Dated:  ___________



          The undersigned, pursuant to the provisions set forth in the within Senior Bridge Promissory Note, hereby agrees to subscribe for and purchase shares of Common Stock issuable upon the conversion of such Senior Bridge Promissory Note upon the terms set forth in such Senior Bridge Promissory Note.

Principal and accrued interest subject to conversion: __________________________


Conversion Price: ____________________________




                                            Signature: _________________________

                                            Address:____________________________

                                                                       EXHIBIT D



THIS WARRANT AND THE SHARES ISSUABLE UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. NEITHER THIS WARRANT NOR ANY OF SUCH SHARES MAY BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER SUCH ACT OR, AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE REASONABLY SATISFACTORY TO COUNSEL TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.



                    ----------------------------------------

                                I-TRAX.COM, INC.
                                ONE LOGAN SQUARE
                         130 N. 18TH STREET, SUITE 2615
                             PHILADELPHIA, PA 19103
                            PHONE NO.: (215) 557-7488
                             FAX NO.: (215) 557-7820

                             STOCK PURCHASE WARRANT


Warrant No.:  A-4                                   Right to Purchase:  250,000.

Date of Issuance:  October 12, 2000


          THIS CERTIFIES THAT, for value received, FRANK A. MARTIN, or his registered assigns (the "Holder"), is entitled to purchase from I-TRAX.COM, INC., a Delaware corporation (the "Company"), at any time or from time to time during the Exercise Period (as specified in Section 2.1 below),Two Hundred Fifty Thousand fully paid and nonassessable shares of the Company's Common Stock, par value $0.001 per share ("Common Stock"), at the then applicable Exercise Price (as defined in Section 1 below).

          This Stock Purchase Warrant is being issued by the Company to the Holder, together with that certain Senior Bridge Promissory Note in the original principal amount of $250,000, pursuant to a Senior Bridge Promissory Note and Stock Purchase Warrant Subscription Agreement dated as of November 17, 2000 (the "Subscription Agreement") by and among the Company and the Holder.

          This Warrant is subject to the following terms, provisions, and conditions:

          Section 1. Definitions. As used in this Warrant, the following terms have the meanings set forth below:

               "Date of Issuance" shall mean the date indicated above.

               "Exercise Price" shall (a) initially equal to $2.00 and (b) in the event of a Qualified Sale, shall be adjusted to equal the lesser of (i) $2.00 and (ii) the per share price of the Common Stock sold by the Company in the Qualified Sale, as, in each such case, the Exercise Price may be further adjusted from time to time in accordance with Section 4 below.

               "Market Price" means, as of any date, (i) the average of the last reported sale prices for the shares of Common Stock on the Nasdaq National Market, The American Stock Exchange, the Nasdaq SmallCap Market or the Over-the-Counter Bulletin Board (such market, exchange or board the "Market") for the twenty (20) trading days immediately preceding the date of Cashless Exercise (as defined in Section 11.4 below) as reported by Bloomberg Financial Markets or an equivalent reliable reporting service mutually acceptable to and hereafter designated by the Holder, or (ii) if there have been no sales on any such Market on any applicable day, the average of the highest bid and lowest asked prices on such Market at the end of any applicable day, or (iii) if market value cannot be calculated as of such date on any of the foregoing bases, the Market Price shall be the fair market value as reasonably determined in good faith by (a) the Board of Directors of the Company or (b) at the option of the Holder, by an independent investment bank of nationally recognized standing in the valuation of businesses similar to the business of the Company.

               "Person" shall mean an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization and a government or any department or agency thereof.

               "Qualified Sale" shall mean the sale by the Company of Common Stock, or securities convertible or exchangeable for Common Stock, to an institutional investor(s) resulting in gross proceeds to the Company in such sale of not less than $3,000,000, expected by the Borrower and Holder to occur within six months of the Issue Date.

               "Securities Act" shall mean the Securities Act of 1933, as amended.

               "Warrant Stock" shall mean shares of the Company's authorized but unissued Common Stock issuable upon the exercise of this Warrant.

          Section 2. Exercise of Warrant.

               2.1 Exercise Period. The Holder may exercise this Warrant, in whole or in part (but not as to a fractional share of Warrant Stock), at any time and from time to time after its Date of Issuance and prior to 5:00 p.m.
(EST) on November 17, 2005 (the "Exercise Period").

               2.2 Exercise Procedure.

                    (a) This Warrant will be deemed to have been exercised at such time as the Company has received all of the following items (the "Exercise Date"): (i) a completed Exercise Agreement, as described below, executed by the Person exercising all or part of the purchase rights represented by this Warrant (the "Purchaser"); (ii) this Warrant; (iii) if this Warrant is not registered in the name of the Purchaser, an Assignment or Assignments in the form set forth in
Exhibit II hereto, evidencing the assignment of this Warrant to the Purchaser; and (iv) a check payable to the Company in an amount equal to the product of the then applicable Exercise Price multiplied by the number of shares of Warrant Stock being purchased upon such exercise, or notice pursuant to Section 11.4 below in the event of a Cashless Exercise (as defined in Section 11.4 below).

                    (b) Certificates for shares of Warrant Stock purchased upon exercise of this Warrant will be delivered by the Company to the Purchaser within ten (10) days after the Exercise Date. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company will prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised. The Company will, within such ten-day period, deliver such new Warrant to the Person designated for delivery in the Exercise Agreement.


                    (c) The Warrant Stock issuable upon the exercise of this Warrant will be deemed to have been issued to the Purchaser on the Exercise Date, and the Purchaser will be deemed for all purposes to have become the record holder of such Warrant Stock on the Exercise Date.

                    (d) The issuance of certificates for shares of Warrant Stock upon exercise of this Warrant will be made without charge to the Holder or the Purchaser for any issuance tax in respect thereof or any other cost incurred by the Company in connection with such exercise and the related issuance of shares of Warrant Stock.

                    (e) The Company will not close its books for the transfer of this Warrant or of any share of Warrant Stock issued or issuable upon the exercise of this Warrant in any manner which interferes with the timely exercise of this Warrant. The Company will from time to time take all such action as may be necessary to assure that the par value per share of the unissued Warrant Stock acquirable upon exercise of this Warrant is at all times equal to or less than the then applicable Exercise Price.

               2.3 Exercise Agreement. The Exercise Agreement will be substantially in the form set forth in Exhibit I hereto, except that if the shares of Warrant Stock are not to be issued in the name of the Holder of this Warrant, the Exercise Agreement will also state the name of the Person to whom the certificates for the shares of Warrant Stock are to be issued, and if the number of shares of Warrant Stock to be issued does not include all the shares of Warrant Stock purchasable hereunder, it will also state the name of the Person to whom a new Warrant for the unexercised portion of the rights hereunder is to be delivered.

               2.4 Fractional Shares. If a fractional share of Warrant Stock would, but for the provisions of Section 2.1, be issuable upon exercise of the rights represented by this Warrant, the Company will, within ten (10) days after the Exercise Date, deliver to the Purchaser a check payable to the Purchaser in lieu of such fractional share, in an amount equal to the Market Price of such fractional share as of the close of business on the Exercise Date.

          Section 3. Exercise Price; Adjustments to Exercise Price.

               3.1 General. The Exercise Price shall not be subject to any adjustment other than the adjustment provided for in the definition of "Exercise Price" in Section 1 above and this Section 3.

               3.2 Subdivision or Combination of Common Stock and Stock Dividends. In case the Company shall at any time after the date hereof (a) issue any shares of Common Stock or of any rights or options to subscribe for or to purchase Common Stock or any stock or other securities convertible into or exchangeable for Common Stock ("Convertible Securities"), or any rights to purchase Common Stock or Convertible Securities, as a dividend upon outstanding shares of Common Stock, or (b) issue any shares of Common Stock in subdivision of outstanding shares of Common Stock by reclassification or otherwise, or (c) combine outstanding shares of Common Stock, by reclassification or otherwise, the Exercise Price which would apply if purchase rights hereunder were being exercised immediately prior to such action by the Company shall be adjusted by multiplying it by a fraction, the numerator of which shall be the number of shares of Common Stock issued or then issuable upon conversion or exchange of the then outstanding Convertible Securities immediately prior to such dividend, subdivision or combination and the denominator of which shall be the number of shares of Common Stock issued or then issuable upon conversion or exchange of the then outstanding Convertible Securities immediately after such dividend, subdivision or combination.

               3.3 No Adjustments. No adjustment of the Exercise Price shall be made if the amount of such adjustment shall be less than one cent per share, but in such case any adjustment that would otherwise be required then to be made shall be carried forward and shall be made at the time and together with the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to not less than one cent per share.

               3.4 Other Events. If any event occurs of the type contemplated by the provisions of this Section 3 but not expressly provided for by such provisions, the Board of Directors of the Company will make an appropriate adjustment in the Exercise Price so as to protect the rights of the Holders.

          Section 4. Effect of Reorganization, Reclassification, Consolidation, Merger or Sale.

               4.1 General. If at any time while this Warrant is outstanding there shall be any reorganization or reclassification of the capital stock of the Company (other than a subdivision or combination of shares provided for in Section 3.2 hereof) or any consolidation or merger of the Company with another corporation (other than a consolidation or merger in which the Company is the surviving entity and which does not result in any change in the Common Stock), or any sale or other disposition by the Company of all or substantially all of its assets to any other corporation, the holder of this Warrant shall thereafter upon exercise of this Warrant be entitled to receive the number of shares of stock or other securities or property of the Company, or of the successor corporation resulting from such consolidation or merger, as the case may be, to which the Warrant Stock (and any other securities and property) of the Company, deliverable upon the exercise of this Warrant, would have been entitled upon such reorganization, reclassification of capital stock, consolidation, merger, sale or other disposition if this Warrant had been exercised immediately prior to such reorganization, reclassification of capital stock, consolidation, merger, sale or other disposition.

               4.2 Adjustments. In any such case described in Section 4.1, appropriate adjustment (as determined by the Board of Directors of the Company) shall be made in the application of the provisions set forth in this Warrant with respect to the rights and interests thereafter of the holder of this Warrant to the end that the provisions set forth in this Warrant (including those relating to adjustments of the Exercise Price and the number of shares issuable upon the exercise of this Warrant) shall thereafter be applicable, as near as reasonably may be, in relation to any shares or other property thereafter deliverable upon the exercise hereof as if this Warrant had been exercised immediately prior to such reorganization, reclassification of capital stock, consolidation, merger, sale or other disposition and the holder hereof had carried out the terms of the exchange as provided for by such reorganization, reclassification of capital stock, consolidation or merger.

               4.3 Issuance of Shares Other Than Common Stock. In the event that in any such reorganization or reclassification, consolidation or merger described in Section 4.1, additional shares of Common Stock shall be issued in exchange, conversion, substitution or payment, in whole or in part, for or of a security of the Company other than Common Stock, any such issue shall be treated as an issue of Common Stock covered by the provisions of Section 3 above with the amount of the consideration received upon the issue thereof being determined by the Board of Directors of the Company.

               4.4 Assumption by Successor. The Company shall not effect any such reorganization, consolidation or merger described in Section 4.1 above unless, upon or prior to the consummation thereof the successor corporation shall assume by written instrument the obligation to deliver to the holder hereof such shares of stock, securities, cash or property as such holder shall be entitled to purchase in accordance with the foregoing provisions.

               4.5 Termination of Warrant. Notwithstanding any other provisions of this Warrant, in the event of sale or other disposition of all or substantially all of the assets of the Company as a part of a plan for liquidation of the Company, all rights to exercise the Warrant shall terminate sixty (60) days after the Company gives written notice to the Holder that such sale or other disposition has been consummated.

          Section 5. Notice of Adjustments. Immediately upon any adjustment of the Exercise Price or increase or decrease in the aggregate number of shares of Common Stock purchasable upon exercise of this Warrant, the Company will send written notice thereof to all Holders, stating the adjusted Exercise Price and the increased or decreased number of shares purchasable upon exercise of this Warrant and setting forth in reasonable detail the method of calculation for such adjustment and increase or decrease. When appropriate, such notice may be given in advance and included as part of any notice required to be given pursuant to Section 6 below.

          Section 6. Prior Notice as to Certain Events. In case at any time: (a) the Company shall pay any dividend payable in stock upon its Common Stock or make any distribution (other than cash dividends) to the holders of its Common Stock; or (b) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other rights; or (c) there shall be any reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation or a sale or disposition of all or substantially all its assets; or (d) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company; then, in each of said cases, the Company shall give prior written notice, by first class mail, postage prepaid, addressed to the holder of this Warrant at the address of such holder as shown on the books of the Company, of the date on which (i) the books of the Company shall close or a record shall be taken for such stock dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up shall take place, as the case may be. A copy of each such notice shall be sent simultaneously to each transfer agent of the Company's Common Stock. Such notice shall also specify the date as of which the holders of the Common Stock of record shall participate in said dividend, distribution or subscription rights or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be. Such written notice shall be given at least ten
(10) days prior to the action in question and not less than ten (10) days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

          Section 7. Reservation of Common Stock. The Company will at all times reserve and keep available for issuance upon the exercise of Warrants such number of its authorized but unissued shares of Common Stock as will be sufficient to permit the exercise in full of this Warrant, and upon such issuance such shares of Common Stock will be validly issued, fully paid and nonassessable.

          Section 8. No Voting Rights; Limitations of Liability. This Warrant will not entitle the Holder to any voting rights or other rights as a stockholder of the Company. No provision of this Warrant, in the absence of affirmative action by the Holder to purchase Warrant Stock, and no enumeration in this Warrant of the rights or privileges of the Holder, will give rise to any liability of such Holder for the Exercise Price of Warrant Stock acquirable by exercise hereof or as a stockholder of the Company.

          Section 9. Warrant Transferable.

               9.1 General Procedures. Subject to the transfer conditions referred to in Section 9.2 below, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder, upon surrender of this Warrant with a properly executed Assignment (in the form of Exhibit II hereto) at the principal office of the Company.

               9.2 Restrictions. Each Holder of this Warrant acknowledges that this Warrant has not been registered under the Securities Act and agrees not to sell, pledge, distribute, offer for sale, transfer or otherwise dispose of this Warrant or any Warrant Stock issued upon its exercise in the absence of (a) an effective registration statement as to this Warrant or such Warrant Stock under the Securities Act (or any similar statute then in effect), or (b) an opinion of counsel, in form, substance and scope reasonably satisfactory to counsel to the Company, to the effect that such registration is not, under the circumstances, required.

               Section 10. Warrant Exchangeable for Different Denominations. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the purchase rights hereunder, and each of such new Warrants will represent such portion of such rights as is designated by the Holder at the time of such surrender. The date the Company initially issues this Warrant will be deemed to be the "Date of Issuance" of this Warrant regardless of the number of times new certificates representing the unexpired and unexercised rights formerly represented by this Warrant are issued.

          Section 11. Miscellaneous.

               11.1 Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holder of this Warrant.

               11.2 Notices. Any notices required to be sent to the holder of this Warrant will be delivered to the address of such Holder shown on the books of the Company. All notices referred to herein will be delivered in person or sent by first class mail, postage prepaid, and will be deemed to have been given when so delivered or sent.

               11.3 Descriptive Headings; Governing Law. The descriptive headings of the paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The construction, validity and interpretation of this Warrant will be governed by the laws of the State of Delaware.

               11.4 Cashless Exercise. Notwithstanding anything to the contrary contained in this Warrant, this Warrant may be exercised pursuant to Section 2.2 above with a written notice of the Holder's intention to effect a cashless exercise, including a calculation of the number of shares of Common Stock to be issued upon such exercise in accordance with the terms hereof (a "Cashless Exercise"). In the event of a Cashless Exercise, in lieu of paying the Exercise Price in cash, the holder shall surrender this Warrant for that number of shares of Common Stock determined by multiplying the number of share of Warrant Stock to which it would otherwise be entitled by a fraction, the numerator of which shall be the difference between the then current Market Price of Common Stock and the then applicable Exercise Price, and the denominator of which shall be the then current Market Price.

               11.5 Registration Rights. If (but without any obligation to do so) the Company proposes to register any of its securities for its own account (other than pursuant to Form S-8 or any other registration relating to employee benefit plans, a registration relating solely to a transaction subject to Rule 145 under the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement converting the sale of Warrant Stock, or a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered), in connection with the registration of such securities, the Company shall, at each such time, promptly give the Holder written notice of such registration. Upon the written request of the Holder given within twenty (20) days after mailing of such notice by the Company, subject to the reasonable discretion of the Company's underwriters, the Company shall, use all reasonable efforts to cause to be included in such registration all of the Warrant Stock that the Holder has requested to be registered.

          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed and attested by its duly authorized officers under its corporate seal.


                                             I-TRAX.COM, INC.

                                             By:
                                                 -------------------------------



(Corporate Seal)

Attest:



------------------------------------
Secretary

EXHIBIT I



                               EXERCISE AGREEMENT



To:  _____________                                    Dated:  ___________



          The undersigned, pursuant to the provisions set forth in the within Warrant, hereby agrees to subscribe for and purchase shares of the Warrant Stock covered by such Warrant and makes payment herewith in full for such Warrant Stock at the price per share provided by such Warrant.



                                            Signature: _________________________

                                            Address:____________________________

EXHIBIT II


                                   ASSIGNMENT


          FOR VALVE RECEIVED __________________ hereby sells, assigns and transfers all of the rights of the undersigned under the within Warrant with respect to the number of shares of the Warrant Stock covered thereby set forth below, unto:

Names of Assignee                  Address                    No. of Shares









Dated:  _____________              Signature _________________________

                                             _________________________

                                             Witness__________________